Exhibit (e) (9)

Summary of Employment Arrangements

between Schering Aktiengesellschaft

and Prof. Dr. Rainer Metternich

This English-language summary of the material terms of the employment arrangements between Schering Aktiengesellschaft (the “Company”) and Prof. Dr. Rainer Metternich, Member of the Executive Board of the Company, is based on the terms of certain German language letter agreements between the Company and Prof. Dr. Metternich.

Term: Prof. Dr. Metternich was elected as Member of the Executive Board of the Company as of January 1, 2006. His current term will expire on December 31, 2008 with automatic extension for another two years unless the Supervisory Board revokes the appointment until June 30, 2008. The term of the employment arrangements described herein is concurrent with Prof. Dr. Metternich’s term.

Compensation: The aggregate remuneration of Prof. Dr. Metternich for 2006 will comprise of the following three elements:

Fixed
Compensation:	EUR 378,000.00

Variable
Compensation:	EUR 4,340.00 for each cent of earnings per share (EPS) exceeding a certain threshold value (the threshold value for the fiscal year of 2005 amounted to EUR 0.636 per share and will be increased by 6% per year)

Stock-Based
Compensation:	Prof. Dr. Metternich has the opportunity to receive options within the scope of a long term incentive program that the Company is expected to adopt in the future.

Retirement: The Company will make a monthly pension contribution equal to 1.5 times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.

Others: Prof. Dr. Metternich receives 50 % of the amount contributed to the German statutory employees’ social security insurance or to a life insurance in the place of contributions to a statutory old age insurance. Furthermore, the Company has entered into insurance agreements insuring Prof. Dr. Metternich against personal accidents. Finally, Prof. Dr. Metternich has been provided with a car and a driver.